PRESS RELEASE

January 31, 2006

EMBARGO RELEASE 6:30 AM PT

CANADIAN ZINC CLOSES

$9.6 MILLION FINANCING

Toronto ─ January 31, 2006 ─ Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce it has closed the previously announced private placement with Northern Securities Inc. as Underwriter of $9.6 million by the issue of 13,333,333 Units priced at $0.72 per Unit, with each Unit consisting of one common share and one-half share purchase warrant.   Each full warrant is exercisable to purchase one common share at a price of $1.00 per share for a period of two years.

The proceeds from the private placement will be added to the Company’s working capital and used for the development of the Prairie Creek Mine Project and general corporate purposes, including other possible property acquisitions.  Following closing of the financing the Company’s cash position is approximately $25.0 million.

The Company paid a cash commission of 7.0% of the gross proceeds and issued Northern Securities non-transferable Underwriters Compensation Options to purchase 1,333,333 Units at $0.72 unit for a period of two years.  The Underwriter’s Compensation Options are subject to receipt by the Company of shareholder approval at the Company’s next annual general meeting of shareholders scheduled for June 14, 2006.

Canadian Zinc holds a 100% interest in the Prairie Creek Mine Project located in the Northwest Territories.   The site includes a near complete mine, mill and surrounding infrastructure  with a  large  open ended  mineral resource base totaling, (historical calculation) 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

Canadian Zinc Corporation trades on the Toronto Stock Exchange under the symbol “CZN” and following closing of the financing has 93,390,545 common shares issued and outstanding.

A more extensive description of the Company’s activities is available on the Company’s website at www.canadianzinc.com.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.